FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

                 Commission File Number:  0-7536

             CRACKER BARREL OLD COUNTRY STORE, INC.
     (Exact name of registrant as specified in its charter)

                 P.O. Box 787, Hartmann Drive
                 Lebanon, Tennessee 37088-0787
                       (615) 444-5533
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock
    (Title of each class of securities covered by this Form)

                             None
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(ii)  [ ]
Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(ii)  [ ]
Rule 12g-4(a)(2)(ii) [ ]      Rule 15d-6            [ ]
Rule 12h-3(b)(1)(i)  [ ]

Approximate number of holders of record as of the certificate or
notice date:    19,094

Pursuant to the requirements of the Securities Exchange Act of 1934, Cracker Barrel Old Country Store, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:   December 31, 1998    By:/s/ James F. Blackstock
                             Name: James F. Blackstock
                             Title: Vice President, Secretary and
                                    General Counsel

Instruction: This form is required by Rule 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.